Exhibit 3.1
ARTICLES OF AMENDMENT
TO THE AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
WGNB CORP.

I.

The name of the Corporation is “WGNB Corp.”

II.

Article V of the Articles of Incorporation of the Company hereby is amended by deleting such article in its entirety, and inserting in lieu thereof the following:

“V.

5.1
Authorized Shares. The total number of shares which the Company is authorized to issue is 30,000,000, consisting of 20,000,000 shares of common stock, no par value per share, and 10,000,000 shares of preferred stock, no par value per share.

5.2
Issuance of Preferred Stock. The Board is authorized, subject to limitations prescribed by law and the provisions of this Article V, to provide for the issuance of the shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The authority of the Board with respect to each series shall include, but not be limited to, determination of the following:

(a) The number of shares constituting that series and the distinctive designation of that series;

(b) The dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

(c) Whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

(d) Whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board shall determine;

(e) Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or date upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

(f) Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

(g) The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Company, and the relative rights of priority, if any, of payment of shares of that series; and

(h) Any other relative rights, preferences and limitations of that series.”

III.

The foregoing amendment to the Amended and Restated Articles of Incorporation of the Corporation was (i) duly adopted by of the Board of Directors of the Corporation and recommended to the shareholders at a meeting duly called and held for such purpose on April 7, 2008, and (ii) duly adopted by the shareholders at a meeting duly called and held for such purpose on June 10, 2008, in accordance with the provisions of Section 14-2-1003 of the Georgia Business Corporation Code.

IN WITNESS WHEREOF, WGNB Corp. has caused these Articles of Amendment to the Amended and Restated Articles of Incorporation of the Corporation to be executed by its duly authorized officer on the 10th day of June, 2008.

WGNB CORP.

By:	/s/ H.B. Lipham, III
H.B. Lipham, III
Chief Executive Officer